October 20, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (202) 347-2172

Ms. Georgia S. Derrico
Chairman and Chief Executive Officer
Southern National Bancorp of Virginia, Inc.
1002 Wisconsin Avenue, NW
Washington, DC 20007-3601

> **Re: Southern National Bancorp of Virginia, Inc.**
>
> **Amendment Number Two to Registration Statement on Form S-1**
> **Filed on October 10, 2006**
> **File Number 333-136285**
> **Amendment Number Two to Registration Statement on Form S-4**
> **Filed on October 11, 2006**
> **File Number 333-136476**

Dear Ms. Derrico:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

1st Service Bank
Independent Auditors' Report, page F-33

1. Please revise the auditors' report to refer to the note to the financial statements that states the reasons for the restatement and provide a new consent.

Financial Statements
Statements of Changes in Stockholders' Equity, page F-51

2. Please revise the statements of changes in stockholders' equity for the six months ended June 30, 2006 and the year ended December 31, 2005 to label the line items Balances, December 31, 2004 and Balances, December 31, 2005 as restated.

Form S-4

General

3. Please revise the Form S-4 amended filing to reflect the changes to be made in the Form S-1 amended filing, as applicable.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

You may contact Christina Harley at (202) 551-3695 or Donald Walker at (202) 551-3490 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Geishecker at (202) 551-3422 or me at (202) 551-3418 with any other questions.

Sincerely,

William Friar
Senior Financial Analyst

cc: Jeffrey A. Koeppel, Esq.
        Elias Matz Tiernan & Herrick L.L.P.
        734 Fifteenth Street, NW – 12th Floor
        Washington, DC 20005